                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 1)

                   _________________________________________

                   Under the Securities Exchange Act of 1934

                                  ARIBA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   04033V104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Thomas P. Shanahan
                            Chief Financial Officer
                           Agile Software Corporation
                       One Almaden Boulevard, 12th Floor
                              San Jose, CA  95113

                                    Copy to:

                    Gregory M. Gallo and Bruce E. Schaeffer
                        Gray Cary Ware & Freidenrich LLP
                              400 Hamilton Avenue
                            Palo Alto, CA 94301-1809
                                 (650) 833-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 2, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [_]

  NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-1(A) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
                               (Amendment No. 1)

----------------------------------------------
CUSIP NO. 04033V104
----------------------------------------------

1  NAME OF REPORTING PERSON
   Agile Software Corporation

   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      Tax ID Number:  77-0397905
---------------------------------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [_]   (b)  [_]
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3  SEC USE ONLY
---------------------------------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO
---------------------------------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) or 2(e)                                                                       [_]
---------------------------------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
---------------------------------------------------------------------------------------------------------
          NUMBER OF            7        SOLE VOTING POWER
                                        NONE
           SHARES            ----------------------------------------------------------------------------
                               8        SHARED VOTING POWER
        BENEFICIALLY                    NONE
                             ----------------------------------------------------------------------------
        OWNED BY EACH          9        SOLE DISPOSITIVE POWER
                                        NONE
          REPORTING          ----------------------------------------------------------------------------

           PERSON              10       SHARED DISPOSITIVE POWER
                                        NONE
            WITH
---------------------------------------------------------------------------------------------------------
                           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                               REPORTING PERSON                                    NONE
---------------------------------------------------------------------------------------------------------
                           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                               EXCLUDES CERTAIN SHARES*                                  [_]
---------------------------------------------------------------------------------------------------------
                           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    0%

---------------------------------------------------------------------------------------------------------
                           14  TYPE OF REPORTING PERSON*  CO
---------------------------------------------------------------------------------------------------------

                                SCHEDULE 13D/A
                               (Amendment No. 1)

          This Statement constitutes Amendment No. 1 to the Schedule 13D filed February 8, 2001, by Agile Software Corporation, a Delaware corporation ("Agile"). Only those items which are hereby reported are amended. All other items remain unchanged. All capitalized terms shall have the meanings assigned to them in the Schedule 13D as amended to date, unless otherwise indicated herein.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

Item 3 is hereby amended by the addition of the following:

          Agile, Ariba, Inc., a Delaware corporation ("Issuer") and Silver Merger Corporation, a wholly-owned subsidiary of Issuer ("Merger Sub") entered into an Agreement and Plan of Merger and Reorganization dated as of January 29, 2001 (the "Merger Agreement") and an amendment to the Merger Agreement dated as of March 20, 2001 (the "Amendment") pursuant to which, subject to the terms and conditions stated therein, Merger Sub was to merge with and into Agile and Agile was to continue as the surviving corporation and a wholly-owned subsidiary of
Issuer.   Contemporaneously with the execution of the Merger Agreement, Agile,
Issuer and certain stockholders or employees of each of Agile and Issuer, as the case may be, entered into (i) a Company Stock Option Agreement, (ii) Parent Voting Agreements, (iii) Company Voting Agreements, (iv) Affiliate Agreements and (v) Employment Agreements (collectively, the "Ancillary Agreements").

          On April 2, 2001, Agile, Issuer and Merger Sub entered into a Mutual Termination Agreement and Release dated as of April 2, 2001 (the "Termination Agreement") pursuant to which Agile, Issuer and Merger Sub terminated the Merger Agreement, the Amendment and the Ancillary Agreements. Pursuant to such Termination Agreement, the termination will be effected without a termination fee and Agile, Issuer and Merger Sub have agreed to release each other and other interested parties from all rights, obligations, liabilities and claims in connection with the Merger Agreement, Amendment and Ancillary Agreements.

          The Termination Agreement is attached as Exhibit 5 to this Schedule and the Joint Press Release issued on April 2, 2001, by Agile and Issuer in connection with the Termination Agreement is attached as Exhibit 6 to this Schedule.

Item 4.  Purpose of Transaction.
         ----------------------

Item 4 is hereby amended by the addition of the following:

          (a) - (b) As discussed in Item 3, above, Agile, Issuer and Merger Sub entered the Merger Agreement and Amendment pursuant to which, subject to the terms and conditions stated therein, Merger Sub was to merge with and into Agile and Agile was to continue as the surviving corporation and a wholly-owned
subsidiary of Issuer.   Contemporaneously with the execution of the Merger
Agreement, Agile, Issuer and certain stockholders or employees of each of Agile and Issuer, as the case may be, entered into the Ancillary Agreements.

          On April 2, 2001, Agile, Issuer and Merger Sub entered into the Termination Agreement pursuant to which Agile, the Issuer and Merger Sub terminated the Merger Agreement, the Amendment and the Ancillary Agreements. Pursuant to such Termination Agreement, the termination will be effected without a termination fee and Agile, Issuer and Merger Sub have agreed to release each other and other interested parties from all rights, obligations, liabilities and claims in connection with the Merger Agreement, Amendment and Ancillary Agreements.

          (d) As a result of the Termination Agreement, the directors of Merger Sub shall not become the directors of the Surviving Corporation.

Item 5  Interest in Securities of the Issuer.
        ------------------------------------

Item 5 is hereby amended by the addition of the following:

          (a), (b) and (e)   As a result of the Termination Agreement, as of
April 2, 2001, Agile beneficially owns none of Issuer's Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

          As described in Items 3 above, Agile, Issuer and Merger Sub entered the Merger Agreement and Amendment pursuant to which, subject to the terms and conditions stated therein, Merger Sub was to merge with and into Agile and Agile was to continue as the surviving corporation and a wholly-owned subsidiary of
Issuer.   Contemporaneously with the execution of the Merger Agreement, Agile, the Issuer and certain stockholders or employees of each of Agile and Issuer, as the case may be, entered into the Ancillary Agreements.

          On April 2, 2001, Agile, Issuer and Merger Sub entered into the Termination Agreement pursuant to which Agile, Issuer and Merger Sub terminated the Merger Agreement, the Amendment and the Ancillary Agreements. Pursuant to such Termination Agreement, the termination will be effected without a termination fee and Agile, Issuer and Merger Sub have agreed to release each other and other interested parties from all rights, obligations, liabilities and claims in connection with the Merger Agreement, Amendment and Ancillary Agreements.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

Item 7 is hereby amended by the addition of the following:

          The following documents are exhibits:

          5. Mutual Termination Agreement and Release, dated April 2, 2001, by and among Ariba, Inc., Silver Merger Corporation, and Agile Software Corporation.

          6. Joint Press Release by Ariba, Inc. and Agile Software Corporation announcing the termination of the Merger Agreement.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 17, 2001                            AGILE SOFTWARE CORPORATION

                                          By:/s/ THOMAS P. SHANAHAN
                                             ----------------------
                                             Thomas P. Shanahan
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                                 EXHIBIT INDEX
                                 -------------


Exhibit
-------
5.      Mutual Termination Agreement and Release, dated April 2, 2001, by and among Ariba, Inc., Silver Merger Corporation, and Agile Software
        Corporation.

6. Joint Press Release by Ariba, Inc. and Agile Software Corporation announcing the termination of the Merger Agreement.